CARESPLIT, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
April 3rd, 2019

CARESPLIT, INC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

CARESPLIT, INC
BALANCE SHEETS
FROM INCEPTION TO APRIL 3RD, 2019
(unaudited)

Assets

  Current Assets   _____ -

  Cash $ -

    Total Assets $ -

Liabilities and Member's Equity

Current Liabilities

  Accounts payable   _____ -

    Total liabilities   _____ -

Commitments and contingencies (Note 3)   _____ -

Member's Equity   _____ -

    Total liabilities and member's equity $ -

Unaudited- See accompanying notes.

CARESPLIT, INC
INCOME STATEMENT
FROM INCEPTION TO APRIL 3RD, 2019
(unaudited)

Operating Income

    Revenue $ -

Operating Expense

    General & Administrative $ -

Net Income $ -

CARESPLIT, INC
STATEMENT OF CASH FLOWS
FROM INCEPTION TO APRIL 3RD, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ -
Net cash provided by operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -
Supplemental disclosures of cash flow information:	-
Cash paid for interest	$ -
Cash paid for income taxes	$ -

Unaudited- See accompanying notes.

CARESPLIT, INC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Caresplit, Inc was formed on March 6th, 2019 ("Inception") in the State of Delaware. We are an app that lets mothers take turns hosting playdates using a credit system. For every hour that a mom watches her friends' kids, she earns an hour to redeem with another mom. If a mom hosts as many playdates as she books, she gets trusted care for free while her kids enjoy playdates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware.

The Company's first federal tax filing will be due in early 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may including future government regulations around childcare and the gig economy in general. Aspects of the business may be regulated as the local, state, and federal level. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before April 4th, 2019, the date that the financial statements were available to be issued.

Unaudited- See accompanying notes.